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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                       FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.




                                 Prime Service, Inc.
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                (Exact name of registrant as specified in its charter)


         16225 Park Ten Place, Suite 200 Houston, Texas 77084; (281) 578-5600
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     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                        Common Stock, $.01 par value per share
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                 (Title of class of securities covered by this Form)


                                         None
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    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


    Rule 12g-4(a)(1)(i)      /   /     Rule 12h-3(b)(l)(i)      / X /
    Rule 12g-4(a)(l)(ii)     /   /     Rule 12h-3(b)(l)(ii)     /   /
    Rule 12g-4(a)(2)(i)      /   /     Rule 12h-3(b)(2)(i)      /   /
    Rule 12g-4(a)(2)(ii)     /   /     Rule 12h-3(b)(2)(ii)     /   /
                                       Rule 15d-6               /   /

Approximate number of holders of record as of the certification or notice date:
                                Common Stock - 1

         Pursuant to the requirements of the Securities Exchange Act of 1934 Prime Service, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 15, 1997                   By: /s/ Brian Fontana
      -------------                       -------------------
                                          Name: Brian Fontana
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.